[HINES LETTERHEAD]

April 29, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010
Attn:       Ms. Erin E. Martin, Esq., Attorney-Advisor

Re:          Hines Global REIT, Inc.  (the “Company”)
Post-Effective Amendment No. 5 to Form S-11 (“Amendment No. 5”)
Filed April 15, 2011
File Number: 333-156742

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File Number: 000-53964

Dear Ms. Martin:

We are in receipt of your comment letter, dated April 26, 2011, with regard to the above-referenced filings.  We are submitting this letter in conjunction with Amendment No. 1 to the Annual Report on Form 10-K/A (the “Amended Annual Report”) filed on April 28, 2011 and Pre-Effective Amendment No. 1 to Amendment No. 5 (“Pre-Effective Amendment No. 1”), which was filed today via EDGAR.  For the convenience of the Staff, we have transcribed the comments being addressed and our responses to each comment in sequence below.

General

SEC Comment:

1.
We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2010. We further note that in your certifications, you did not include the phrase in paragraph 4: "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and l5d-15(f)) ... ." Please amend your Form 10-K to provide the correct certifications.  Please refer to Regulation S-K, Compliance and Disclosure Interpretation Question 246.13, which can be found on our website, for guidance.

Company’s Response:

In response to the Staff’s comment, we have amended the Annual Report as requested and have filed the Amended Annual Report on April 28, 2011 via Edgar.

Our Real Estate Investments, page 85

SEC Comment:

2.
We note that the lease expiration table provided on a portfolio basis does not disclose the percentage of gross annual rental represented by the expiring leases. In future filings, please expand your disclosure accordingly.

Company’s Response:

In response to the Staff’s comment, we hereby undertake that in future filings that include a lease expiration table presented on a portfolio basis, we will disclose the percentage of gross annual rent represented by the expiring leases.

SEC Comment:

3.
We note that you disclose the average effective annual gross rent per leased square foot for your properties. Based on the definition provided, it is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

Company’s Response:

As disclosed in the footnote to each of the tables which include the average effective annual gross rent per leased square foot (the first of which appears on page 90 of Amendment No. 5), we have included the impact of  tenant concessions for our period of ownership.  For periods prior to our ownership, we do not have the records available to include the requested disclosure.  Accordingly, we have added the disclosure below to each of the tables which include the average effective annual gross rent per leased square foot in Pre-Effective Amendment No. 1:

“For periods prior to our ownership, we do not have the records available to us to be able to quantify the impact of tenant concessions on average effective annual gross rent per leased square foot, if any.  To the extent there were concessions which were not considered in the amounts provided to us, the average effective annual gross rent per leased square foot amounts could be lower than the amounts disclosed above.”

Funds from Operations and Modified Funds from Operations, page 141

SEC Comment:

4.
Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for investors to evaluate historical performance, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current performance in the future, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.

Company’s Response:

In response to the Staff’s comment, we have revised the disclosure concerning MFFO in Pre-Effective Amendment No. 1.

SEC Comment:

5.	Refer to your reconciliation table on page 143. Please disclose your GAAP earnings per share and your FFO per share in the table with your MFFO per share.

Company’s Response:

In response to the Staff’s comment, we have added disclosure of GAAP net loss per share and FFO per share to the reconciliation table in Pre-Effective Amendment No. 1.

In addition to providing the above responses, the Company hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at (713) 966-7715.

Regards,

/s/ Ryan T. Sims
Ryan T. Sims
Chief Accounting Officer

cc:  Judith D. Fryer, Esq., Greenberg Traurig, LLP
Alice L. Connaughton, Esq., Greenberg Traurig, LLP